15025548

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 09 2015
Washington DC
404

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 40524 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carter Capital Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

167 Old Post Road
(No. and Street)

| Southport | CT | 06890 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Carter — 203-254-3333
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala, P.C.
(Name – *if individual, state last, first, middle name*)

| Four Corporate Drive, Suite 488 | Shelton | CT | 06484 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Michael Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carter Capital Corporation, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public Christina Poole
My Commission Exp. 7/3/2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARTER CAPITAL CORPORATION

Year Ended December 31, 2014

## CONTENTS

Jennifer S. Bull, CPA
James G. Cosgrove, CPA
Michael F. Ganino, CPA
Eric N. Hendlin, CPA
William C. Lesko, CPA
Alberto C. Martins, CPA
Paul M. Sterczala, CPA
Joseph A. Verrilli, CPA

Celebrating 25 Years 1990 2015

DH LS

Dworken, Hillman, LaMorte & Sterczala, P.C.
*Certified Public Accountants / Business Consultants*

# Report of Independent Registered Public Accounting Firm

Shareholder
Carter Capital Corporation
Southport, Connecticut

We have audited the accompanying financial statements of Carter Capital Corporation (the Company) (a Connecticut corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule of Computation of Net Capital Pursuant to the Uniform Net Capital Rule 15c3-1 contained on page 9 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 25, 2015
Shelton, Connecticut

Dworken, Hillman, LaMorte & Sterczala, P.C.

CARTER CAPITAL CORPORATION

## STATEMENT OF FINANCIAL CONDITION

December 31, 2014

| | |
|---|---|
| **Assets** | |
| Current assets: | |
| Cash | $35,214 |
| **Total Assets** | $35,214 |
| | |
| **Liabilities and Shareholder's Equity** | |
| Current liabilities: | |
| Accrued expenses | $ 1,628 |
| **Shareholder's Equity:** | |
| Common stock, no par value; 10,000 shares authorized, 1,000 shares issued and outstanding | 21,000 |
| Retained earnings | 12,586 |
| **Total Shareholder's Equity** | 33,586 |
| **Total Liabilities and Shareholder's Equity** | $35,214 |

***See notes to financial statements.***

CARTER CAPITAL CORPORATION

## STATEMENT OF OPERATIONS

Year Ended December 31, 2014

| | |
|---|---|
| **Investment banking, advisory fees and other revenue** | $2,618,490 |
| **Operating expenses:** | |
| Management and related services | 2,386,138 |
| Salaries and wages | 207,000 |
| Dues and licenses | 10,553 |
| Professional fees | 9,050 |
| Compliance | 95 |
| Miscellaneous | 57 |
| | 2,612,893 |
| **Net income** | $ 5,597 |

***See notes to financial statements.***

CARTER CAPITAL CORPORATION

## STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

| | Common Stock | Retained Earnings | Total |
|---|---|---|---|
| **Balance, January 1, 2014** | $21,000 | $ 6,989 | $27,989 |
| Net income | | 5,597 | 5,597 |
| **Balance, December 31, 2014** | $21,000 | $12,586 | $33,586 |

*See notes to financial statements.*

CARTER CAPITAL CORPORATION

**STATEMENT OF CASH FLOWS**

Year Ended December 31, 2014

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net income | $ 5,597 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Due from related party | 7,945 |
| Accrued expenses | 1,628 |
| Net cash provided by operating activities and net change in cash | 15,170 |
| Cash, beginning | 20,044 |
| **Cash, ending** | $35,214 |

***See notes to financial statements.***

1. **Description of the Company and summary of significant accounting policies:**

**Description of Company:**

Carter Capital Corporation (the Company) is a broker – dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company was incorporated under the statutes of the State of Connecticut in 1987. The Company was formed to handle specific transactions subject to SEC oversight referred to them by a related party, Carter Morse Mathias & Company. The Company also shares office space and employees with Carter Morse Mathias & Company, which is partially owned by the Company's sole shareholder.

**Significant accounting policies:**

**Method of accounting:**

The Company utilizes the accrual method of accounting for financial reporting.

**Revenue recognition:**

The Company recognizes investment banking and advisory fees upon the closing of the financing arrangement or a transaction. All other fees are recognized when earned.

**Income taxes:**

The Company has elected to be taxed under the provisions of subchapter "S" of the Internal Revenue Code. Accordingly, items of income, loss, credits and deductions are not taxed within the Corporation but are reported on the income tax returns of the shareholder for federal and state tax purposes.

Generally, federal and state authorities may examine the Company's tax returns for three years from the date of filing. Consequently, income tax returns for years prior to 2011 are no longer subject to examination by taxing authorities.

**Estimates and assumptions:**

Management uses estimates and assumptions in preparing financial statements in conformity with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect certain reported amounts and disclosures. Accordingly, actual results could vary from the estimates used.

2. **Related party transactions:**

The Company pays fees for management and related services to an affiliate, Carter Morse Mathias & Company. The fees totaled $2,386,138 in 2014. The Company borrows and advances funds on an as needed basis with Carter Morse Mathias & Company. Any advances are noninterest bearing and are due on demand. There were no outstanding borrowings or advances at year end.

3. **Rule 15c3-3:**

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

4. **Vulnerability due to regulatory environment:**

The Company operates in a heavily regulated environment. The operations of the Company are subject to the rules and regulations of federal, state and local regulatory agencies, including, but not limited to, the SEC and FINRA, and are subject to change at any time.

5. **Net capital requirements:**

The Company is subject to the SEC's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

The following is a summary of the Company's net capital position at December 31, 2014:

| | |
|---|---|
| Net capital | $33,586 |
| Excess of net capital over the requirement | $28,586 |
| Aggregate indebtedness to net capital | 0.5 to 1 |

6. **Reconciliation of shareholder's equity, net income and net capital:**

A reconciliation of shareholder's equity, net income (loss) and net capital reported to FINRA to the amounts reported in the financial statements follows:

| | As Previously Reported | Adjustments | As Presently Reported |
|---|---|---|---|
| Total assets | $ 35,203 | $ 11 | $ 35,214 |
| Total liabilities | 11,199 | ( 9,571) | 1,628 |
| Total ownership equity | $ 24,004 | $9,582 | $ 33,586 |
| Total revenue | $2,618,459 | $ 31 | $2,618,490 |
| Total expenses, including income taxes | 2,622,444 | ( 9,551) | 2,612,893 |
| Net income (loss) | ($ 3,985) | $9,582 | $ 5,597 |
| Net capital | $ 24,004 | | $ 33,586 |

The adjustment above relates to an adjustment by the Company for interest income not previously reported and a reduction in Management and Related Services fees incurred from a related party.

7. **Subsequent events:**

Management has evaluated subsequent events through February 25, 2015, the date which the financial statements were available for issue.

CARTER CAPITAL CORPORATION

## COMPUTATION OF NET CAPITAL PURSUANT TO THE UNIFORM NET CAPITAL RULE 15c3-1

December 31, 2014

| | |
|---|---|
| **Credits:** | |
| Shareholder's equity | $33,586 |
| Net capital | 33,586 |
| Minimum net capital requirement (greater of 6.67% of aggregate indebtedness or $5,000) | 5,000 |
| **Excess of net capital over minimum requirements** | $28,586 |
| **Aggregate indebtedness:** | 1,628 |
| **Ratio of total aggregate indebtedness to net capital** | 0.5 to 1 |

Note: There are no differences between the above calculation of net capital pursuant to Rule 15c3-1 included in this report and the computation included in the Company's unaudited Form X-17a-5 Part II A filing as of December 31, 2014, as amended.

DH
L&S
DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
*Certified Public Accountants / Business Consultants*

JENNIFER S. BULL, CPA
JAMES G. COSGROVE, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

**Report of Independent Registered Public Accounting Firm**

Shareholder
Carter Capital Corporation

We have reviewed management's statements, included in the accompanying Carter Capital Corporation Exemption Report in which Carter Capital Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Carter Capital Corporation claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (the "exemption provisions") and (2) Carter Capital Corporation stated that Carter Capital Corporation met the identified exemption provisions for the period from June 1, 2014 to December 31, 2014 without exception. Carter Capital Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Carter Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 25, 2015
Shelton, Connecticut

Dworken, Hillman, LaMorte & Sterczala, P.C.

HLB
An independent member of HLB International
A world-wide organization of accounting firms and business advisers

Four Corporate Drive, Suite 488, Shelton, CT 06484 ▪ 203-929-3535 ▪ fax 203-929-5470 ▪ www.dhls.com

# Carter Capital Corporation

MEMBER
NASD
SIPC

**Carter Capital Corporation Exemption Report**

Carter Capital Corporation (the "Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3(k):(2)(i);

(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) for the period June 1, 2014 through December 31, 2014 without exception.

**Carter Capital Corporation**

I, Michael Carter, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Michael Carter, President and Treasurer
Carter Capital Corporation

February 25, 2015

167 Old Post Road • Southport, CT 06490
Telephone (203) 254-3333 • Facsimile (203) 256-7753